Probitas Funds Group, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Summary of Significant Accounting Policies

Nature of business: Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company (LLC) and will continue into perpetuity. The Company was registered as an LLC in the state of California on August 27, 2001 and is based in San Francisco, California, with a second office in New York, New York. The Company's primary line of business is providing consulting and placement agent services regarding the private placement of securities in investment vehicles. The Company solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage.

On February 15, 2002, Probitas Funds Group, LLC became registered as a general securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) pursuant to Section 16c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (now the Financial Industry Regulatory Authority). The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002. The Company is a single member LLC, wholly owned by Probitas Partners, L.P. (the Parent).

The Company conducts business throughout the United States and in several other countries. On May 29, 2008, the Company was exempted, subject to certain conditions, from the need for an Australian financial services license. The Company became registered in Japan as a Type 2 Financial Instruments Dealer on January 13, 2009, and is also registered as an international dealer in the provinces of Ontario, Alberta, Quebec and British Columbia, Canada.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts; promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer; and hold no funds or securities for, or owe no money or securities to, customers.

A summary of the Company's significant accounting policies is as follows:

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual values and results could differ from those estimates.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed insured limits. It is the opinion of management that the solvency of the referenced financial institutions is not of concern at this time.

Receivables: Receivables consist of billed and unbilled receivables. Receivables generally represent revenue recognized by the Company for placement and other services in accordance with the terms of the respective service agreements. Receivables are stated at unpaid balances, less an allowance for doubtful accounts. Interest on long-term receivables is recognized over the term of the receivable and is calculated using the simple-interest method on principal amounts outstanding based on the terms in the respective agreements.

The allowance for doubtful accounts is increased by charges to bad debt expense and decreased by charge-offs net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's

Note 1.   Nature of Business and Summary of Significant Accounting Policies (Continued)

past collection experience, risks related to the balance in question, specific adverse situations that may affect the client's ability to pay, and current economic conditions.

The Company considers a receivable uncollectible when, based on current information or other factors, it is probable that the Company will not collect the receivable balance and interest payments according to the client contract. Accounts are written off when management believes, after considering economic conditions, business conditions, the financial condition of the obligor and collection efforts, that the receivables and collection of interest is doubtful. At December 31, 2015, there was no allowance for doubtful accounts. Management believes that all accounts receivable are collectible as of December 31, 2015.

Transfers of financial assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated form the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets. In addition, for transfers of a portion of financial assets, the transfer must meet the definition of a "participating interest" in order to account for the transfer as a sale. Following are the characteristics of a participating interest:

- Pro rata ownership in an entire financial asset.

- From the date of transfer, all cash flows received from the entire financial asset are divided proportionately among the participating interest holders in an amount equal to their share of ownership.

- The rights of each participating interest holder have same priority and no participating interest holder's interest is subordinated to the interest of another participating interest holder. That is, no participating interest holder is entitled to receive cash before any other participating interest holder under its contractual rights as a participating interest holder.

- No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.

Furniture, fixtures and equipment: Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Software is recorded at cost and amortized on a straight-line basis over the estimated useful life of three years.

Revenue recognition: The Company recognizes revenue from advisory services over the period in which the services are rendered and revenue from placement agent services when earned based on the terms of the client contract. When such revenues are denominated in foreign currency, they are converted to the U.S. dollar at the time of revenue recognition using the then-current exchange rate.

Income taxes: The Company is a single-member LLC whose parent is a multi-partner limited partnership taxed as a partnership for federal income tax purposes. The Company is a "disregarded entity" for tax purposes and its income is included in the Parent's partnership return; therefore, no provision for income taxes is required. FASB Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined

Probitas Funds Group, LLC

Notes to Financial Statements

Note 1.   Nature of Business and Summary of Significant Accounting Policies (Continued)

that there are no material uncertain income tax positions. The Company is no longer subject to examination by United States federal, state or local taxing authorities for tax years before 2010.

Recently adopted accounting pronouncement: In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No, 2014-09, "Revenue from Contracts with Customers (Topic 666)." The guidance in this ASU supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition." Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU No. 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is not permitted. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

Foreign currency transactions: Foreign currency transactions are transactions denominated in a currency other than the Company's functional currency, the U.S. dollar. Periodically and at year-end, the Company remeasures the recorded balances related to foreign-currency transactions using the current exchange rate. Gains or losses arising from the remeasurement of these balances are recorded in other expense in the Company's statement of operations.

Guarantees: The Company recognizes guarantees in accordance with Accounting Standards Update 460, *Guarantees* (FASB Interpretation No. 45). According to this guidance, the Company is not required to book a liability for guarantees of a parent company's debt to a third party. Other required disclosures about such arrangements are made in Note 7.

Note 2.   Furniture, Fixtures and Equipment

Furniture and fixtures	$	297,476
Software		746,033
Equipment		198,010
Leasehold improvements		39,961
		1,281,480
Accumulated depreciation and amortization		(1,009,235)
	$	272,245

Note 3.   Related-Party Transactions

The Company maintains agreements to pay monthly management fees with both its Parent and Probitas Hong Kong Limited, a related party through common ownership of the Parent. The Company also maintains an agreement with PFG-UK, Ltd, a related party through common ownership of the Parent, pursuant to which PFG-UK, Ltd, and the Company agree to share revenues earned from common clients. Any shared revenues from these related parties are received by the Parent and later transferred to the Company, resulting in a receivable between the two parties.

During the year ended December 31, 2015, receivables totaling $6,326,661 were sold to the Parent. As of December 31, 2015, the Company owes $147,345 to the Parent.

Probitas Funds Group, LLC

Notes to Financial Statements

Note 4.   Net Capital Requirements

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120 percent of the minimum required net capital.

At December 31, 2015, the Company had net capital of $2,944,889, which was $2,540,675 in excess of its required net capital of $404,214. The Company's ratio of aggregate indebtedness to net capital was 2.06 to 1.

Advances to affiliates, distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and various exchanges the Company is associated with.

Note 5.   Concentrations of Credit Risk

The Company holds contract receivables from obligors that are private equity investment funds. In the event one or more of these funds do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the financial strength of both the funds and its underlying investors, which are typically required to contribute capital to these funds over a period of several years. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty, as well as the exposure to each counterparty.

During the year ended December 31, 2015, the Company earned 38 percent of its service revenue from two clients, equal to 19 percent and 19 percent of total advisory and placement fees revenue, respectively. As of December 31, 2015, the accounts receivable balance of these two clients was 0 percent and 26 percent of total accounts receivable, respectively.

Note 6.   Long-Term Receivables

Long-term receivables from customers of $4,012,369 consist of eight installment agreements with effective interest rates ranging from 0 percent to 5.75 percent. Payments are collectible through June 2019.

Note 7.   Guarantees and Indemnifications

The Company has pledged its contract receivables and all other assets, except cash, as security for a $7,000,000 line of credit held by the Parent. In accordance with the agreements, in order to have access to the line of credit, the Company is required to maintain minimum net income each quarter, as defined in the agreement. The term of this guaranty will be renewed through the next fiscal year.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 26, 2016, the date these financial statements were issued.